December 14, 2016

TSV:SAM

Starcore Reports Q2 2017 Results

Vancouver, B.C. – Starcore International Mines Ltd. (the “Company”) has filed the results for the quarter ended October 31, 2016 for the Company and its mining operations. The full version of the Company's Financial Statements and Management's Discussion and Analysis can be viewed on the Company's website at www.starcore.com, or SEDAR at www.sedar.com. All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in thousands of Canadian dollars unless otherwise indicated.

Financial Highlights for quarter ended October 31, 2016:

•	Cash and short-term investments on hand is $8 million at October 31, 2016 compared to $10 million at April 30, 2016;
•	Gold and silver sales of $7.1 million for the three months ended October 31, 2016 compared to $7.7 million for the three months ended October 31, 2015, a decrease of 8%;
•	Earnings from mining operations of $1.2 million for the three months ended October 31, 2016 compared to earnings of $1.1 million for the three months ended October 31, 2015;
•	EBITDA(1) of $3,445 for the six months ended October 31, 2016 compared to $2,589 for the six months ended October 31, 2015.

The following table contains selected highlights from the Company’s unaudited consolidated statement of operations for the three and six months ended October 31, 2016 and 2015:

(in thousands of Canadian dollars) (Unaudited)	Three Months ended October 31,		Six Months ended October 31,
	2016	2015	2016	2015
Revenues	$ 7,061	$ 7,704	$ 14,249	$ 14,070
Cost of Sales	(5,792)	(6,568)	(11,832)	(13,327)
Earnings from mining operations	1,269	1,136	2,417	743
Administrative expenses	(1,230)	(908)	(2,087)	(1,482)
Income tax recovery	148	334	343	1,205
Net income	$ 187	$ 562	$ 673	$ 466
(i) Income per share – basic	0.00	0.01	$ 0.01 0.00	$ 0.00
(ii) Income per share – diluted	0.00	0.01	$ 0.01 0.00	$ 0.00

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Reconciliation of Net income to EBITDA(1)
For the six months ending October 31,	2016	2015
Net Income	$ 673	$ 466
Income tax recovery	(343)	(1,205)
Interest	320	32
Depreciation and depletion	2,795	3,296
EBITDA	$ 3,445	$ 2,589
EBITDA MARGIN(2)	24.18%	18.40%

(1)	EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation’s market share price.
(2)	EBITDA MARGIN is a measurement of a company’s operating profitability calculated as EBITDA divided by total revenue. EBITDA MARGIN is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation’s market share price.

Production Highlights for quarter ending October 31, 2016:

•	Equivalent gold production of 4,351 ounces in period ended October 31, 2016 compared to production of 5,195 ounces in period ended October 31, 2015, a decrease of 16%, and 4,206 ounces in the prior quarter ended July 31, 2016, an increase of 3%;
•	Mine operating cash cost is US$844/EqOz for the period ended October 31, 2016 compared to cost of US$787/EqOz for the period ended October 31, 2015 and US$853/EqOz in the prior quarter ended July 31, 2016;
•	All-in sustaining costs of US$1,006/EqOz for the period ended October 31, 2016 compared to costs of US$965/EqOz for the period ended October 31, 2015, and US$1,036/EqOz in the prior quarter ended July 31, 2016;

The following table is a summary of mine production statistics for the San Martin mine for the three and six month periods ended October 31, 2016 and for the previous nine month period ended April 30, 2016:

Actual Results for	Unit of measure	3 months ended October 31, 2016	6 months ended October 31, 2016	9 months ended April 30, 2016
Production of Gold in Dore	thousand ounces	4.1	8.0	12.3
Production of Silver in Dore	thousand ounces	20.5	36.3	70.2
Equivalent ounces of Gold	thousand ounces	4.4	8.6	13.2

Silver to Gold equivalency ratio		69.2:1	70.2:1	76.2:1
Gold grade	grams/tonne	2.00	2.08	1.96
Silver grade	grams/tonne	19.4	17.9	18.4
Gold recovery	percent	85.8%	86.2%	84.9%
Silver recovery	percent	44.6%	45.2%	51.7%
Milled	thousands of tonnes	73.5	139.6	229.6
Operating Cost per tonne milled	US dollars/tonne	50	52	49
Operating Cost per Equivalent ounce	US dollars/ounces	844	855	846

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About Starcore

Starcore is engaged in exploring, extracting and processing gold and silver through its wholly-owned subsidiary, Compañia Minera Peña de Bernal, S.A. de C.V., which owns the San Martin mine in Queretaro, Mexico. Through its wholly-owned subsidiary, Altiplano Goldsilver S.A. de C.V, Starcore also owns and operates the Altiplano concentrate processing facility for precious metals in Matehuala, Mexico. Starcore is a public reporting issuer on the Toronto Stock Exchange. Starcore is also engaged in owning, acquiring, exploiting, exploring and evaluating mineral properties, and either joint venturing or developing these properties further. Starcore has interests in properties located in Mexico, Canada and the United States. For more information concerning Starcore, see documents filed under its profile on SEDAR, or visit its website at www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Gary Arca”
Gary Arca, Chief Financial Officer and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

GARY ARCA EVAN EADIE

Telephone: (604) 602-4935 Investor Relations
Facsimile: 1-604-602-4936 Telephone: (416) 640-1936

Toll Free: 1-866-602-4935

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.